CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$12,012,000	$856.46

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated January 15, 2010 (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated September 14, 2009)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$12,012,000 Quarterly Review Notes due January 21, 2011 Linked to Copper Medium-Term Notes, Series A

General

•

The Notes are designed for investors who seek early exit prior to maturity at a premium if the averaged settlement price of copper (as defined below) is at or above the applicable call level on any of the four quarterly review dates. If the Notes are not called, investors are protected at maturity against up to a 15% decline of the reference asset on the final review date but will lose some or all of their principal if the reference asset declines by more than 15%. Investors in the Notes should be willing to accept this risk of loss and be willing to forgo interest in exchange for the opportunity to receive a premium payment if the Notes are called.

•	The first review date, and therefore the earliest call date, is April 15, 2010.

•	Senior unsecured obligations of Barclays Bank PLC maturing January 21, 2011[1].

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes priced on January 15, 2010 (the “pricing date”) and are expected to issue on January 21, 2010 (the “settlement date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	Copper, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement. For reference purposes only, the Bloomberg ticker symbol for the reference asset is “LOCADY <Comdty>”.

Automatic Call:	On any review date, if the arithmetic average of the settlement price of the reference asset on each of the five averaging dates applicable that review date (the “averaged settlement price”) is greater than or equal to the applicable call level, the Notes will be automatically called for a cash payment per Note that will vary depending on the applicable review date and call premium.

Call Levels:	First review date: Second review date: Third review date: Final review date:	100% of the initial price 100% of the initial price 100% of the initial price 100% of the initial price

Call Price:

For every $1,000 principal amount Note, you will receive one payment of $1,000 plus a call premium calculated as follows:

•        5.025% x $1,000 if called on the first review date

•        10.050% x $1,000 if called on the second review date

•        15.075% x $1,000 if called on the third review date

•        20.100% x $1,000 if called on the final review date

Payment at Maturity:

If the Notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 15% decline of the reference asset. If the final price has declined by up to 15% from the initial price, you will receive the principal amount of your Notes at maturity. If the final price declines by more than 15%, you will be fully exposed to any decline in the reference asset, and your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x Reference Asset Return]

Assuming the Notes are not called, you will lose some or all of your investment at maturity if the reference asset return reflects a decline of more than 15%.

Buffer Percentage:	15%

Reference Asset Return:	The performance of the reference asset from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	$7,405.50/tonne, the settlement price of the reference asset on the pricing date.

Final Price:	The averaged settlement price for the final review date.

Averaged Settlement Price:	For any review date, the arithmetic average of the settlement price of the reference asset on each of the five averaging dates applicable to that review date.

Review Dates[1]:	April 15, 2010 (first review date), July 15, 2010 (second review date), October 15, 2010 (third review date) and January 18, 2011 (final review date)

Averaging Dates[1]:

The averaging dates applicable to each review date are as follows:

First review date: April 9, 2010, April 12, 2010, April 13, 2010, April 14, 2010 and April 15, 2010

Second review date: July 9, 2010, July 12, 2010, July 13, 2010, July 14, 2010 and July 15, 2010

Third review date: October 8, 2010, October 12, 2010, October 13, 2010, October 14, 2010 and October 15, 2010

Final review date: January 11, 2011, January 12, 2011, January 13, 2011, January 14, 2011 and January 18, 2011

Maturity Date:	January 21, 2011[1]

Calculation Agent:	Barclays Bank PLC

Scheduled Trading Day:	Any day when the calculation agent is open for business in London and New York.

CUSIP/ISIN:	06740JQT0 /US06740JQT06

[1]

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” in the prospectus supplement. If any averaging date is not a scheduled trading day, then such averaging date will be the next succeeding scheduled trading day, and any subsequent averaging dates will be postponed to occur on the next following scheduled trading days. If the final review date is postponed because it or any other averaging date was not a scheduled trading day, then the maturity date will be postponed so that the number of business days between the final review date (as postponed) and the maturity date (as postponed) remains the same.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement, the cover page of the information supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Price to Public[2]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	1%	99%
Total	$12,012,000	$120,120	$11,891,880

[2]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 1%, is 99%. The price to the public for all other purchases of Notes is 100%.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the Notes that could be realized on the applicable review date for a range of movements in the reference asset as shown under the column “Copper Appreciation/Depreciation at Review Date.” The following table is based on the initial price of $7,405.50/tonne, which results in a call level of $7,405.50/tonne for each of the review dates. The percentages used to calculate the call price applicable to the first, second, third and final review dates are 5.025%, 10.050%, 15.075% and 20.100%, respectively, regardless of the appreciation of the reference asset, which may be significant. There will be only one payment on the Notes whether called or at maturity. An entry of “N/A” indicates that the Notes would not be called on the applicable review date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.

Averaged Settlement Price at Review Date (USD/tonne)	Copper Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Third Review Date	Total Return at Final Review Date
13,329.90	80.00%	5.025%	10.050%	15.075%	20.100%
12,589.35	70.00%	5.025%	10.050%	15.075%	20.100%
11,848.80	60.00%	5.025%	10.050%	15.075%	20.100%
11,108.25	50.00%	5.025%	10.050%	15.075%	20.100%
10,367.70	40.00%	5.025%	10.050%	15.075%	20.100%
9,627.15	30.00%	5.025%	10.050%	15.075%	20.100%
8,886.60	20.00%	5.025%	10.050%	15.075%	20.100%
8,146.05	10.00%	5.025%	10.050%	15.075%	20.100%
7,775.78	5.00%	5.025%	10.050%	15.075%	20.100%
7,405.50	0.00%	5.025%	10.050%	15.075%	20.100%
7,257.39	-2.00%	N/A	N/A	N/A	0.00%
7,035.23	-5.00%	N/A	N/A	N/A	0.00%
6,664.95	-10.00%	N/A	N/A	N/A	0.00%
6,294.68	-15.00%	N/A	N/A	N/A	0.00%
5,924.40	-20.00%	N/A	N/A	N/A	-20.00%
5,183.85	-30.00%	N/A	N/A	N/A	-30.00%
4,443.30	-40.00%	N/A	N/A	N/A	-40.00%
3,702.75	-50.00%	N/A	N/A	N/A	-50.00%
2,962.20	-60.00%	N/A	N/A	N/A	-60.00%
2,221.65	-70.00%	N/A	N/A	N/A	-70.00%
1,481.10	-80.00%	N/A	N/A	N/A	-80.00%
740.55	-90.00%	N/A	N/A	N/A	-90.00%
0.00	-100.00%	N/A	N/A	N/A	-100.00%

PS–2

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the reference asset increases from the initial price of $7,405.50/tonne to an averaged settlement price of $7,775.78/tonne on the first review date.

Because the averaged settlement price on the first review date of $7,775.78/tonne is greater than the call level of $7,405.50/tonne, the Notes are automatically called, and the investor receives a single payment of $1,050.25 per $1,000 principal amount Note.

Example 2: The price of the reference asset decreases from the initial price of $7,405.50/tonne to an averaged settlement price of $7,257.39/tonne on the first review date, $7,035.23/tonne on the second review date, $6,887.12/tonne on the third review date and $6,664.95/tonne on the final review date.

Because the averaged settlement prices on each of the review dates are less than the corresponding call level of $7,405.50/tonne and the final price has not declined by more than 15% from the initial price, the Notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount Note.

Example 3: The price of the reference asset decreases from the initial price of $7,405.50/tonne to an averaged settlement price of $7,257.39/tonne on the first review date, $7,035.23/tonne on the second review date, $6,887.12/tonne on the third review date and $5,924.40/tonne on the final review date.

Because the averaged settlement prices on each of the review dates are less than the corresponding call level of $7,405.50/tonne and the final price is more than 15% below the initial price, the Notes are not called and the investor will receive a payment that is less than the principal amount calculated as follows for each $1,000 principal amount Note:

$1,000 + [$1,000 x -20%] = $800

Selected Purchase Considerations

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Appreciation Potential—If the averaged settlement price of the reference asset is greater than or equal to the applicable call level on a review date, your investment will yield a payment per Note of $1,000 plus: (i) 5.025% x $1,000 if called on the first review date; (ii) 10.050% x $1,000 if called on the second review date; (iii) 15.075% x $1,000 if called on the third review date; or (iv) 20.100% x $1,000 if called on the final review date. Because the Notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

•

Potential Early Exit with Appreciation as a Result of Automatic Call Feature—While the original term of the Notes is one year, the Notes will be called before maturity if the averaged settlement price of the reference asset is at or above the applicable call level on a review date, and you will be entitled to the applicable premium payment set forth on the cover of this pricing supplement.

•

Limited Protection Against Loss—If the Notes are not called and the final price declines by no more than 15% as compared to the initial price, you will be entitled to receive the full principal amount of your Notes at maturity. If the final price declines by more than 15% from the initial price, you will be fully exposed to declines in the reference asset, and you will lose 1% of the principal amount of your Notes for every 1% that the reference asset return is below zero.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Reference Asset. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Because the term of your Notes will generally not exceed one year, any gain or loss you recognize upon the sale, redemption or maturity of your Notes should generally be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

PS–3

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

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Your Investment in the Notes May Result in a Loss—If the Notes are not called and the final price declines by more than 15% compared to the initial price, you will be fully exposed to declines in the reference asset and will lose 1% of your principal amount for every 1% decline in the final price compared to the initial price.

•

Limited Return on the Notes—Your potential gain on the Notes will be limited to the call premium applicable for a review date, as set forth on the cover of this pricing supplement, regardless of the appreciation in the price of the reference asset, which may be significant. Because the settlement price of the reference asset at various times during the term of the Notes could be higher than the averaged settlement price on the review dates, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the reference asset.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until the Notes mature or are redemeed and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the settlement price of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply of the reference asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

PS–4

•	a variety of economic, financial, political, regulatory or judicial events especially those affecting the price of the reference asset; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•

The Notes May Be Subject to Certain Risks Specific to Copper as a Commodity—Copper is an industrial metal. Consequently, in addition to factors affecting commodities generally that are described in the prospectus supplement, a number of additional factors specific to precious metals, and in particular Copper, might cause price volatility. These may include, among others:

•	changes in the level of industrial activity using industrial metals, and in particular copper, including the availability of substitutes such as man-made or synthetic substitutes;

•	disruptions in the supply chain, from mining to storage to smelting or refining;

•	adjustments to inventory;

•	variations in production costs, including storage, labor and energy costs;

•	costs associated with regulatory compliance, including environmental regulations; and

•	changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

These factors interrelate in complex ways, and the effect of one factor may offset or enhance the effect of another factor and may adversely affect the market value of the Notes.

Historical Information

The following graph sets forth the historical performance of the reference asset based on the daily settlement price from January 7, 2002 through January 15, 2010. The settlement price of the reference asset on January 15, 2010 was $7,405.50/tonne.

We obtained the settlement prices below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the averaged settlement price of the reference asset on any of the review dates. We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no

PS–5

more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $10.00 per $1,000 principal amount Note.

PS–6